Exhibit (d)(38)

Amendment Number One To

Subadvisory Agreement

Between

Clearwater Investment Trust;

Clearwater Management Co., Inc; and

Sit Fixed Income Advisers II, LLC

This Amendment No. 1, dated as of November 1, 2019, by and among CLEARWATER INVESTMENT TRUST (the “Trust”), CLEARWATER MANAGEMENT CO., INC. (the “Manager”), and SIT FIXED INCOME ADVISORS II, LLC (the “Subadviser”) is made to the Subadvisory Agreement dated as of September 1, 2013 (the “Agreement”). Terms defined in the Agreement are used herein as therein defined.

WHEREAS, the Trust, Manager, and Subadviser desire to amend section 5 of the Agreement, Subadviser’s Compensation.

NOW, THEREFORE, in consideration of the promises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Trust, Manager, and Subadviser agree as follows:

1.       Section 5 of the Agreement is hereby deleted in its entirety and replaced with the following as effective as of October 1, 2019:

5.       Subadviser’s Compensation. The Manager shall pay to the Subadviser for services hereunder a fee at the annual rate provided below based on the Fund’s net assets under the Subadviser’s management:

If the Fund’s month end net assets under the Subadviser’s management is greater than $500 million the annual rate is 0.185%, and if the Fund’s month end net assets under the Subadviser’s management is less than or equal to $500 million the annual rate is set forth in the following schedule:

Annual Rate	Net Assets
0.40%	First $20 million
0.30%	Next $30 million
0.25%	Next $25 million
0.20%	Next $175 million
0.18%	Over $250 million

Such fee shall be calculated and accrued on a monthly basis as a percentage of the Fund’s month end net assets under the Subadviser’s management, and shall be payable quarterly after the end of each calendar quarter on or before the 15th day of January, April, July and October of each year with respect to the preceding quarter. If this Contract shall be effective for only a portion of a calendar quarter, the aforesaid fee shall be prorated for that portion of such calendar quarter during which this Contract is in effect.

2.       Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

3.       This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment No. 1 to the Agreement.

IN WITNESS WHEREOF, this Amendment has been executed by duly authorized representatives of the parties hereto as of the day, month, and year first written above.

CLEARWATER INVESTMENT TRUST

By	/s/ Justin H. Weyerhaeuser	Nov. 1, 2019
Date
Justin H. Weyerhaeuser, President
Name and Title

CLEARWATER MANAGEMENT CO., INC.

By	/s/ William L. Driscoll	Nov. 1, 2019
Date
William L. Driscoll, President
Name and Title

SIT FIXED INCOME ADVISERS II, LLC

By	/s/ Paul E. Rasmussen	November 4, 2019
Paul E. Rasmussen		Date
Vice President